Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Bellatrix Exploration Ltd.

We consent to the use of our reports, each dated March 15, 2016,with respect to the consolidated financial statements and effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-195668) on Form F-10 of Bellatrix Exploration Ltd.

 /s/ KPMG LLP

Chartered Professional Accountants

March 18, 2016

Calgary, Canada